EXHIBIT 19

THE BUCKLE, INC.
INSIDER TRADING AND DISCLOSURE POLICY

I.Purpose. The purpose of this Insider Trading and Disclosure Policy (this “Policy”) is to promote compliance with applicable securities laws by The Buckle, Inc. and Buckle Brands, Inc. (collectively, “Buckle” or the “Company”) and all of its directors, officers and employees, in order to preserve the reputation and integrity of Buckle as well as that of all affiliated persons.

II.Scope. This Policy applies to all transactions by Insiders, as defined below, in the Company’s securities, including transactions in common stock, options, restricted stock and any other type of securities that the Company may issue, unless the activity is subject to an exception outlined below in this Policy. This Policy applies to all of the applicable Insider’s Buckle securities regardless of whether they are held in a trust, brokerage account, a 401(k) or similar account or otherwise.

III.Policy Statements. Insiders may buy, sell or otherwise trade in Company securities during a Trading Window except if such Insider has knowledge of Material Nonpublic Information. No Insider may buy, sell or otherwise trade in Company securities during any special trading blackout period applicable to such Insider. Nonpublic information relating to Buckle or its business is the property of Buckle. Buckle prohibits the unauthorized disclosure of any such nonpublic information obtained in the workplace or otherwise as a result of an individual’s employment or other relationship with Buckle, as well as the misuse of any Material Nonpublic Information about Buckle or its business in securities trading.

IV.Definitions.

A.Immediate Family is defined as the applicable Insider’s spouse, parents, grandparents, children, grandchildren and siblings, including any such relationship that arises through marriage or by adoption. It also includes members of the Insider’s household, whether or not they are related to the Insider. The Policy also applies to non-charitable family trusts (or similar entities) controlled by or benefiting individuals subject to the Policy.

B. Insiders is defined as all officers and employees of Buckle, including but not limited to employees that receive restricted stock grants of Company stock under the Company’s equity plans, all members of Buckle’s Board of Directors and any consultants, advisors and contractors to Buckle that Buckle designates, as well as members of the Immediate Families and households of the foregoing.

C.Material Nonpublic Information is defined as material information about Buckle known within Buckle but not yet disclosed to the general public. Buckle generally discloses information to the public either via press release or in the regular quarterly and annual reports that Buckle is required to file with the Securities Exchange Commission. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least twenty-four hours. It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding a purchase or sale of Buckle’s securities.

1.It may be difficult to determine whether particular information is material or not. Some categories of information are particularly sensitive and almost always should be considered material. Examples include: sales figures, financial results and projections (especially to the extent Buckle’s own expectations regarding its future financial results differ from analysts’ expectations), news of a merger or acquisition, gain or loss of a major supplier, major product or service announcements, changes in senior management, a change in Buckle’s accountants or accounting policies, change in dividend policy, new debt or equity offerings, significant exposure due to actual or threatened litigation or any major problems or successes of the business. Either positive or negative information may be material.

D.Special Insiders is defined as those individuals holding the roles of executive officers, directors and certain other officers, employees and consultants of Buckle as designated from time to time by the Company’s Board of Directors, as well as members of the Immediate Families and households of the foregoing. The Board of Directors has identified that individuals holding the roles set forth on Attachment A to this Policy are Special Insiders as of the date hereof. The Board of Directors may also, from time to time, identify additional roles that are deemed Special Insiders by resolution or vote at a meeting regularly held and scheduled, at which time the Chief Financial Officer and General Counsel are directed to update Attachment A attached hereto accordingly. In addition, the Board of Directors authorizes the Chief Executive Officer, Chief Financial Officer and/or General Counsel to execute, without further authorization from the Board, amendments to Attachment A that add additional roles that are deemed Special Insiders by the Chief Executive Officer, Chief Financial Officer and/or General Counsel.

E.Trading Day is defined as a day on which the stock market is open.

F.Trading Windows is defined as those periods during which trading by Insiders may be permitted. Trading Windows are as follows: for eight (8) months of the year (January, February, April, June, July, September, October and December) trading may occur for ten (10) trading days following Buckle’s public release of monthly sales results, and for four (4) months of the year (March, May, August and November) trading may occur for up to six (6) trading days following Buckle’s public release of quarterly earnings results, provided that no window shall remain open past the end of the current fiscal month.

V.Specific Guidance - Restrictions on Insider Trading.

A.Potential Sanctions. Insiders that violate this Policy could be subject to the following potential criminal and civil liability and/or disciplinary action.

1.Liability for Insider Trading. Insiders must wait to trade until one full Trading Day after Material Nonpublic Information has been released to the public. Insiders may be subject to disgorgement of profits (or losses avoided) (trebled in some cases), monetary penalties of up to $1,000,000 and up to ten years in prison for engaging in transactions in Buckle securities made on the basis of Material Nonpublic Information.

2.Liability for Tipping. Insiders may be liable for communicating or tipping Material Nonpublic Information to any third party. These third parties are referred to as a “Tippee”. Further, insider trading violations are not limited to trading or tipping by Insiders. Persons other than Insiders also can be liable for insider trading, including Tippees who trade on Material Nonpublic Information tipped to them and individuals who trade on Material Nonpublic Information which has been misappropriated. Tippees inherit an Insider's duties and are liable for trading on Material Nonpublic Information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their Tippees, so are Tippees who pass the information along to others who trade. In other words, a Tippee's liability for insider trading is no different from that of an Insider. Tippees can obtain Material Nonpublic Information by receiving overt tips from others or through, among other things, conversations at social, business or other gatherings.

3.Possible Disciplinary Actions. Violation of this Policy or federal or state insider trading or tipping laws by any Insider may, in the case of a director, subject the director to dismissal proceedings and, in the case of an officer or employee, subject the officer or employee to disciplinary action by the Company up to and including termination for cause.

4.Individual Responsibility. Every Insider has the individual responsibility to comply with this Policy. An Insider who is aware of Material Nonpublic Information is required to forego or defer a proposed transaction (even if planned prior to the time the employee became aware of the Material Nonpublic Information). An Insider must refrain from trading when in possession of Material Nonpublic Information even if he or she will suffer an economic loss or forego anticipated profit by waiting.

B.No Disclosure of Material Nonpublic Information. Insiders should not discuss Material Nonpublic Information with the press, analysts or other persons outside of Buckle. Announcements of Buckle information are regulated by Buckle and may only be made by persons specifically authorized by Buckle to make such announcements. If an Insider receives inquiries by any third party about Buckle’s financial or other information, the Insider should notify the Chief Financial Officer and General Counsel immediately. Insiders may not discuss Material Nonpublic Information with anyone outside of Buckle, including through the use of email, the internet and social media.

C.Trading in Other Securities. Insiders may not use nonpublic information to trade in other securities. Insiders may not trade in the stock of Buckle’s vendors, suppliers or other business partners when Insiders have nonpublic information concerning these entities that an Insider obtained in the course of the Insider’s relationship with Buckle that would give the Insider an advantage in trading.
D.Post-Termination Trading. This Policy applies to Insiders’ transactions in Buckle securities even after an Insider has terminated employment or other services to Buckle. If the Insider is aware of Material Nonpublic Information when the employment or service relationship terminates, he/she may not trade in Buckle’s securities until that information has become public or is no longer Material Nonpublic Information.

VI.Policies and Restrictions Applicable to All Insiders

A.Trading Window and Blackout Periods. Insiders may only trade Buckle securities during a Trading Window, unless trades occur pursuant to an approved 10b5-1 Plan (as described below). If any Trading Window includes the day of a Buckle Board of Directors meeting, the day of such meeting shall be considered a blackout day and shall not extend the Trading Window. Any day that is not in a Trading Window is considered a blackout period.

B.Special Blackout Period(s). In addition to the regularly scheduled blackout periods, Buckle may from time to time designate other periods of time as a special blackout period (each a “Special Blackout Period”). Buckle may not widely announce the commencement of a Special Blackout Period, as that information can itself be sensitive information.

1.It is an Insider’s responsibility to know when Trading Windows begin and end. If Buckle implements a Special Blackout Period, those Insiders aware of the Special Blackout Period designation may not disclose the fact that trading has been suspended to anyone, including other Buckle employees (who themselves may not be subject to the Special Blackout Period), family members (other than those subject to this Policy who would be prohibited from trading due to the Insider’s status), friends or brokers. Insiders should treat the imposition of a Special Blackout Period as Material Nonpublic Information.

C.Pending Trading Orders, Limit Orders. Special Blackout Periods also apply to “limit” orders or other pending trading orders in place unless the orders were made pursuant to an approved 10b5-1 Plan (as described below). Trading in Buckle securities during the Trading Window should not be considered a “safe harbor”. All Insiders should use good judgment at all times.

VII.Additional Policies and Restrictions Applicable Only to Special Insiders. The following additional policies and restrictions (the “Additional Policies”) apply to Special Insiders. All Insiders must exercise appropriate judgment in connection with any trade in Buckle’s securities.

A.Pre-clearance of Trades; Charitable Transfers; Bona Fide Gifts.
1.Special Insiders are not permitted to trade in Buckle’s securities, even during an open Trading Window, unless they first comply with Buckle’s pre-clearance procedures. Special Insiders must pre-clear all trades involving Buckle’s securities. For the purposes of this Section, trading the Buckle’s securities includes all sales and purchases made by the Special Insider. Special Insiders must also pre-notify the Executive Committee prior to completion of any charitable transfer or bona fide gift involving Buckle’s securities.

2.All requests for pre-clearance prior to trading in Buckle securities must be submitted in writing (email, fax or letter) to Buckle’s General Counsel or Chief Financial Officer at least 48 hours prior to any requested trading activity. Once submitted, the request will be advanced to Buckle’s Executive Committee and such request will be approved or denied by the Executive Committee in its sole discretion. The decision of the Executive Committee will be provided to the Special Insider as soon as practicable thereafter. All pre-clearance approvals remain subject to revocation by the Executive Committee in its sole discretion. Unless revoked, a grant of permission to trade will normally remain valid until the close of trading at the end of the Trading Window.

3.As referenced above, from time to time Special Insiders may desire to make gifts of Buckle stock to third parties. While these gifts are not subject to the trading limitations imposed by the Trading Window, certain reporting obligations attach to the transfer of such shares that require the Special Insider to timely complete Section 16 filing with the Securities Exchange Commission. Because of this reporting requirement, all proposed gifts must be submitted to the Executive Committee for awareness through the pre-clearance process at least 48 hours prior to completing the transfer of such gift in accordance with the requirements of this Section VII.

B.No Margin Transactions. Special Insiders may not enter into margin transactions involving Buckle’s securities or pledge Buckle securities to secure a loan. Special Insiders may not hold Buckle securities in a margin account. Special Insiders may not purchase Buckle securities on margin (borrow funds to purchase securities). Special Insiders may not allow Buckle securities to be “loaned out” in any stock loan transaction even if such shares are held in an account by the brokerage firm on behalf of the Special Insider and registered in the name of the brokerage firm.

C.No Short Sales, Hedging or Derivative Transactions. Special Insiders may not engage in short sales, a “sale against the box,” hedging or derivative transactions, such as “cashless” collars, forward contracts, equity swaps or other similar or related transactions.

D.Section 16 Requirements
1.Section 16 Liability Rules. All Special Insiders must also conduct their transactions in Buckle securities in a manner designed to comply with the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, Buckle’s securities within a six-month period must disgorge all profits to the Buckle whether or not they had any Material Nonpublic Information at the time of the transactions.

2.Section 16 Reporting. All Special Insiders must promptly report the completion of any transactions, including gifts, in Buckle’s securities to Buckle’s Chief Financial Officer as soon as practicable. Special Insiders are subject to a two-day filing requirement to report transactions of Buckle securities by filing the required Forms 4 with the SEC. Buckle will file the required Forms 4 for all Special Insiders; however, it is the responsibility of such Special Insiders to report such transactions in a timely manner. With respect to any trades related to Buckle’s securities, any third party assisting with such trades on behalf of a Special Insider should be instructed to send confirmations of such trades or transfers to Buckle’s Chief Financial Officer as soon as possible. Special Insiders must comply with the pre-clearance requirement and the reporting requirement for six (6) months after their termination of their status as a Special Insider.

3.Acknowledgment and Certification Required. This Policy will be delivered to all directors, officers, employees and designated outsiders upon its adoption by the Company and to all new directors, officers, employees and designated Insiders at the start of their employment or relationship with the Company. Individuals that hold the roles deemed Special Insiders are required to sign an Acknowledgment and Certification of this Policy immediately following assumption of the applicable role listed in Attachment A.

E.    Pre-Clearance Policy for 10b5-1 Plans

1.Background. Sales and purchases of Buckle’s securities may be afforded an affirmative defense to insider trading liability if they are made pursuant to a properly established Rule 10b5-1(c) trading program (a “10b5-1 Plan”). As a result, a 10b5-1 Plan may offer an opportunity for Special Insiders to establish a systematic program of transactions in Buckle’s securities over periods of time that might include periods in which such transactions otherwise would be prohibited under the federal securities laws or this Policy.

2.Pre-Clearance of 10b5-1 Plans; Eligibility for Pre-Clearance. Special Insiders who desire to implement a 10b5-1 Plan must first obtain approval of the 10b5-1 Plan by Buckle’s Executive Committee. In order to be eligible for approval, a 10b5-1 Plan:

a.Must be in writing;

b.Must be established during a Trading Window (and not during any Special Blackout Period) and at a time when the Special Insider is not in possession of Material Nonpublic Information;

c.Must specify a non-discretionary trading method permitted by SEC Rule 10b5-1; and

d.Must comply with all other requirements of SEC Rule 10b5-1, including the mandatory “cooling off” period (generally ninety (90) days for Special Insiders) between the date of adoption of the 10b5-1 Plan and the execution of transactions in Buckle’s securities pursuant to the 10b5-1 Plan.

3.Procedure for Pre-Clearance. All requests for pre-clearance of a 10b5-1 Plan must be submitted in writing (email, fax or letter) to Buckle’s General Counsel or Chief Financial Officer at least five (5) business days prior to adoption of the 10b5-1 Plan. Once submitted, the request will be advanced to Buckle’s Executive Committee and such request will be approved or denied by the Executive Committee in its sole discretion. The decision of the Executive Committee will be provided to the Special Insider as soon as practicable thereafter.

4.Transactions Pursuant to Approved 10b5-1 Plan. Once a 10b5-1 Plan has been approved, transactions in Buckle’s securities pursuant to the 10b5-1 Plan do not require additional pre-clearance under this Policy. Nevertheless, those transactions must be promptly reported to Buckle’s Chief Financial Officer in accordance with this Policy in order to allow the timely filing of Section 16 reports.

5.Amendments and Modifications to 10b5-1 Plans; Termination. Once a 10b5-1 Plan has been approved by Buckle’s Executive Committee, any amendment or other modification to the 10b5-1 Plan also must be pre-cleared and approved by the Executive Committee pursuant to the procedures described above. Termination of a 10b5-1 Plan does not require pre-clearance or approval, and such termination may occur at any time (and need not occur during a Trading Window). Nevertheless, Special Insiders must provide written notice of any termination of a 10b5-1 Plan to Buckle’s General Counsel or Chief Financial Officer.

VIII.    Limited Exceptions. The following are certain limited exceptions to the restrictions imposed by Buckle under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. You are responsible for complying with the law at all times and for promptly reporting all transactions to Buckle’s Chief Financial Officer if you are a Special Insider. Buckle may impose blackout periods that override the following limited exceptions and you will be made aware of whether such blackout periods apply to these exceptions.

A.    Stock splits, stock dividends and similar transactions. Trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

B.    Charitable contributions, bona fide gifts and inheritance. Trading restrictions under this Policy do not apply to charitable contributions or bona fide gifts involving Company securities except as otherwise outlined in this Policy. However, certain timely reporting requirements related to gifts and charitable contributions still apply and require the Special Insider to utilize the pre-clearance process as more fully described above prior to completing the transfer of stock as a gift and/or charitable contribution. The trading restrictions do not apply to a transfer pursuant to inheritance.

C.    Change in form of ownership. Transactions that involve merely a change in the form in which you own securities are permissible if such transactions would not be required to be separately reported under Section 16.

D.    Exceptions for Emergency, Hardship or Other Special Circumstances. In order to respond to an emergency, hardship or other special circumstances, exceptions to the prohibition against trading during blackout periods will require the prior approval of the Executive Committee. A request should be made in the manner described in Section VII, A.

IX.    Questions. Please direct questions you have regarding this Policy and any trades in Buckle’s securities to Buckle’s General Counsel at [omitted] or via email to [omitted].